Exhibit 4.31

Equity Transfer Agreement

Ref No:

Transferor: Xiamen Jianfa Group Co., Ltd. (厦门建发集团有限公司) (hereinafter referred to as “Party A”)

Domicile: Floor 43rd, Jianfa International Building, No.1699, Huandao East Road, Xiamen, Fujian

Transferee: China Southern Airlines Company Limited (中国南方航空股份有限公司) (hereinafter referred to as “Party B”)

Domicile: Room 203, No.233, Economic and Technological Development Zone Avenue, Luogang District, Guangzhou, Guangdong

Whereas:

1.	Xiamen Airlines Company Limited (厦门航空有限公司) (hereinafter referred to as “Xiamen Airlines”) is a company with limited liability incorporated under the Company Law of the People’s Republic of China with registered capital of RMB5 billion.

2.	Both Party A and Party B are shareholders of Xiamen Airlines.

3.	Party A, Party B and a third party entered into an agreement in respect of the transfer of 4% equity interests in Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”) to Party B by Party A on 14 July 2015 (hereinafter referred to as the “Original Agreement”);

4.	Party A has agreed to transfer the 4% equity interests in Xiamen Airlines held by it to Party B and Party B has agreed to acquire the above-mentioned equity interests on the terms and conditions of this Agreement.

Party A and Party B have reached the following agreements in accordance with the principles of voluntariness, equality, fairness and integrity and through friendly consultation:

Article 1 Transfer Target and Transfer Price

Due to the change in the total consideration for the acquisition of the 15% equity interests in Xiamen Airlines by Party A, the transfer price of the 4% equity interests in Xiamen Airlines specified in the Original Agreement shall accordingly be increased by RMB40,000,000. Thus, Party A has agreed to transfer the 4% (representing the capital contribution of RMB200 million in the registered capital) equity interests in Xiamen Airlines held by it (hereinafter referred to as the “Target Equity Interests”) to Party B at a price of RMB626,666,667 (SAY RENMINBI SIX HUNDRED TWENTY SIX MILLION SIX HUNDERD SIXTY SIX THOUSAND SIX HUNDRED AND SIXTY SEVEN) (hereinafter referred to as the “Equity Transfer Consideration”), and Party B has agreed to purchase such equity interests at the aforesaid price.

Article 2 Warrants

1. Party A warrants that it has full power to dispose of the Target Equity Interests which is free from any dispute, pledge, sealing up or other defects, and undertakes that it will provide prompt assistance in completing the transfer registration.

2. Party A warrants that, after this Agreement takes effect, no pledge, sealing up, dispute or other problems relating to the Target Equity Interests will occur before the Target Equity Interests is registered under Party B’s name, so as to ensure the transfer of the Target Equity Interests will not be restricted.

3. Party B warrants that it has sufficient capital from lawful funding sources to fund the acquisition of the above-mentioned equity interests, and that it will pay the consideration as agreed.

4. Party B warrants that it has conducted a full understanding of the assets, liabilities and operation of Xiamen Airlines, and that it shall not request Party A to adjust the Equity Transfer Consideration for whatever reason.

5. Party B undertakes to present the official letters, documentations or procedures as required by Party A within ten working days after the effective date of this Agreement in accordance with Article 7 of the Original Agreement and the provisions of this Agreement. Where this Agreement has not become effective within two months after the execution of the same for whatever reason attributable to Party B, Party B shall still present the official letters, documentations or procedures as required by Party A.

6. Party B warrants to perform its obligations under Article 8 of the Original Agreement.

Article 3 Division of Liabilities

Party B shall be entitled to the shareholder’s rights upon the date of settlement of the Equity Transfer Consideration under this Agreement. In the absence of any change in the attribution of profits and losses for the period as specified in Article 6 of the equity transfer agreement (including Supplemental Agreement I) between Party A and Jizhong Energy Resources Co., Ltd, and subject to the settlement of the Equity Transfer Consideration by Party B in accordance with the provisions of this Agreement (provided that the full settlement of the equity transfer consideration is not later than 1 March 2016), Party B shall enjoy and assume the profits and losses arising from the Target Equity Interests from 1 January 2015.

Article 4 Payment of Transfer Consideration and Related Expenses

1.	Party B shall pay the deposit of RMB150,000,000 to Party A within three working days after the execution date of this Agreement.

2.	Party B shall pay RMB238,333,333.5 to Party A within ten working days upon this Agreement taking effect.

3. Party B shall pay the remaining amount (i.e. RMB238,333,333.5) to Party A within ten working days upon completion of registration of change in the Target Equity Interests with the industry and commerce administration authority.

4.	The receiving account designated by Party A is as follows:

Account Name: Xiamen Jianfa Group Co., Ltd. (厦门建发集团有限公司)

Account No.: ●

Opening Bank: ●

5.	Expense incurred in relation to the transfer of the Target Equity Interests, including commission charges, taxes and other fees, shall be borne by both parties according to the state regulations.

Article 5 Completion

Both parties shall assist to complete the registration of changes in the Target Equity Interests with the administrative authority for industry and commerce within 20 working days upon satisfaction of the following conditions:

1. This Agreement becomes effective;

2. Party B has made the payment and presented official letters, documentations or procedures in accordance with the provisions of this Agreement;

3. The 15% equity interests in Xiamen Airlines acquired from Jizhong Energy Resources Co., Ltd. by Party A has been transferred to Party A.

Article 6 Modification and Termination of the Agreement

The non-defaulting party may request to modify or terminate this Agreement and both parties may enter into a written modification or termination agreement in relation thereto upon occurrence of any one of the following circumstances prior to the registration of change of the Target Equity Interests.

1. This Agreement cannot be executed due to force majeure.

2. Both parties have agreed to modify or terminate this Agreement through consultation due to certain change in circumstances.

3. Where the Target Equity Interests cannot be transferred to Party B within 360 days upon this Agreement taking effect for whatever reason on the part of Party A, Party B shall have the right to determine whether or not to proceed with this Agreement.

Article 7 Liabilities for Breach of the Agreement

1. This Agreement shall have the same legal effect upon both parties hereto. In case of non-performance of their respective obligations or guarantees under this Agreement by either party which results in economic loss to the other party, the party in breach shall be liable for compensation to the other party for the losses incurred.

2. In case that the change of the Target Equity Interests cannot be completed within 20 working days upon satisfaction of all the conditions as set out in Article 5 herein due to failure on the part of either party to assist in completing the registration of change in the Target Equity Interests with the industry and commerce administration authority in accordance with the provisions of this Agreement, the defaulting party shall pay to the non-defaulting party a penalty equivalent to 0.03% of the total Equity Transfer Consideration for each day from the expiration of the period within which conditions set out in Article 5 are required to be satisfied.

3. In case Party B fails to pay the Equity Transfer Consideration or present the aforesaid official letters to Party A on a timely basis in accordance with the provisions of this Agreement, Party B shall pay to Party A a penalty equivalent to 0.03% of the total Equity Transfer Consideration for each day of delay.

Article 8 Dispute Resolution

1. Any dispute arising out of or in connection with the validity, performance, default and termination of this Agreement shall be resolved through amicable consultation between both parties.

2. If no agreement is reached through consultation, either party shall have the right to submit such dispute to the arbitration of Xiamen Arbitration Commission.

Article 9 Governing Law

The formation, validity, performance of, and rights and obligations under this Agreement and the relevant supporting documents, shall be governed by and construed in accordance with the laws of the People’s Republic of China.

Article 10 Date and Place for Execution of the Agreement

This Agreement is entered into by both parties at Jianfa International Building in Xiamen as of ● 2015.

Article 11 Conditions Precedent to the Agreement

This Agreement shall take effect upon satisfaction of all the following conditions:

1、	Execution by both parties hereto with the official seal of each party affixed hereto;

2.	Completion of all approval/filing procedures with the State-owned assets supervision and administration authority of Fujian province in relation to the transactions contemplated under this Agreement (if necessary);

Article 12 Miscellaneous

1、	Any matters not covered by this Agreement shall be agreed between both parties by entering into a supplemental agreement, which shall be of the same legal effect.

2、	This agreement is made in eight counterparts, with three copies held by each party hereto, one submitted to the administrative authority for industry and commerce for approval and one with Xiamen Airlines for record. Each counterpart shall have the same legal effect.

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(This page is intentionally left blank and is the signature page of the Equity Transfer Agreement entered into between Xiamen Jianfa Group Co., Ltd. and China Southern Airlines Company Limited in relation to the 4% equity interests in Xiamen Airlines Company Limited)

Party A: Xiamen Jianfa Group Co., Ltd.

Legal Representative or Authorized Representative (signature):

Date: ● 2015

(This page is intentionally left blank and is the signature page of the Equity Transfer Agreement entered into between Xiamen Jianfa Group Co., Ltd. and China Southern Airlines Company Limited in relation to the 4% equity interests in Xiamen Airlines Company Limited)

Party B: China Southern Airlines Company Limited

Legal Representative or Authorized Representative (signature):

Date: ● 2015